Colicity Inc.

2300 Carillon Point

Kirkland, WA 98033

February 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Colicity Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 12, 2021
File No. 333-2528111

Dear Sir/Madam:

This letter is submitted on behalf of Colicity Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on February 12, 2021, as set forth in your letter to the Company dated February 17, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comment received from the Staff.

For reference purposes, the comment contained in the Comment Letter has been reproduced herein (in bold), with the Company’s response listed below such comment.

Amendment No. 1 to Registration Statement on Form S-1 filed February 12, 2021

Risk Factors, page 30

1.	Please disclose section 9.3 of Exhibit 4.4 and the risks that provision presents to investors, including whether that provision applies to claims arising under the Securities Act, the Exchange Act or the rules and regulations thereunder. Ensure the exhibit is revised accordingly. Please also disclose whether there is uncertainty that a court would enforce that provision and any material impact the provision could have on an investor’s ability to bring claims against you, such as increased costs to bring a claim and that such provision could discourage claims or limit an investor’s ability to bring a claim in a judicial forum that they find favorable.

Company Response: The Company notes the Staff’s comment. The warrant agreement has been revised to remove the exclusive jurisdiction provision and the revised warrant agreement is filed as Exhibit 4.4 to Amendment No. 2.

The Company appreciates the Staff’s attention to the review of its Form S-1. Please contact me at (425) 278-7100 or Andrew Quartner at (301) 919-2502 if you have any questions about the Form S-1 or this letter.

Sincerely,

/s/ Craig McCaw
Craig McCaw
Chief Executive Officer
Colicity Inc.

cc:	Jeff Gordon (SEC)
John Cash (SEC)
Thomas Jones (SEC)
Geoff Kruczek (SEC)
Steve Ednie (Colicity Inc.)
Marc Silverman (WithumSmith+Brown, PC)
David Sakowitz (Winston & Strawn LLP)